

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2019

Bernie G. Wolford Jr.
Chief Executive Officer
Pacific Drilling S.A.
8-10 Avenue de la Gare
L-1610 Luxembourg

 Re: Pacific Drilling S.A.
 Registration Statement on Form F-3
 Filed March 12, 2019
 File No. 333-230231

Dear Mr. Wolford Jr.:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Natural Resources